March 19, 2021

Mark Cowan

Senior Counsel

Disclosure Review and Accounting

Office Division of Investment

Management Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE: RiverSource Life Insurance Company

RiverSource Variable Account 10

Post-Effective Amendment No. 3 on Form N-4

File Nos. 333-230376/811-07355

RiverSource RAVA 5 Advantage® Variable Annuity

(offered for contract applications signed on or after April 29, 2019)

Dear Mr. Cowan:

This letter is in response to the Staff’s additional comments we received on March 3, 2021 for the above-referenced Registration Statement which we filed on or about Jan. 13, 2021. Comments and responses are outlined below.

Rate Sheet Prospectus Supplement

Comment: We don’t think investment restriction (allocation percentages) should in the rate sheets. Please provide the precedent for this.

Response: Complied. The investment restriction/percentages for the Investment Path 2 have been removed from the Rate Sheet Supplement and added to the body of the prospectus.

Expense Summary - Examples

Comment: Confirm this is the most expensive combination ever offered is election of the SecureSource Core Plus (2.75%) and SecureSource Legacy (0.40%) and this combination will be shown in the Maximum Expenses.

Response: Confirmed.

Investment Allocation Restrictions for the SecureSource Tempo rider

Comment: Even though a contractual term, you are still subject to the Rule 26c. Please provide the industry precedent for this. We have given very limited relief for default to Money Market Fund. We do not believe that because a contractual condition of the rider, it is okay to have a default option to the Money Market Fund. Delete or explain the legal basis for reallocation to the default investment option (Columbia Variable Portfolio—Government Money Market Fund).

Response: The “Investment Allocation Restrictions for SecureSource Tempo rider – Changes we may make for both Investment Path 1 and Investment Path 2” is revised and replaced with a following:

Changes we may make for both Investment Path 1 and Investment Path 2. We reserve the right to add, remove, combine or substitute Funds in our sole discretion. We reserve the right to close or restrict Funds in our sole discretion. We also reserve the right to add, remove or modify allocation plans, including adding and removing Funds, changing allocation plan requirements and changing percentage limitations, in our sole discretion. Any change will apply to current allocations, future purchase payments and transfers. If we remove, restrict, combine or substitute any Funds, transfers made to reallocate contract value will not count toward any annual transfer limitations.

We may modify the investment requirements or limitations at any time we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make modifications may be based on several factors including, but not limited to, general market conditions, the style and investment objectives of the funds, when hedging instruments become difficult to acquire or the cost of hedging becomes excessive.

We will notify you 30 days prior to the date of any change or new limitation to the Funds, the allocation plans or allocation plan requirements. The change will take effect on the date we declare in the written notice. You should make sure your current contract allocation complies with our revised requirements by the effective date of the change. If your current contract allocation does not comply, you should provide us with revised instructions. Until you provide us with such instructions, you will not be able to make a purchase payment or request a transfer.

Additional Information – Incorporation of Certain Documents by Reference

Comment: In a combined prospectus, it needs to be clear that forward incorporation only applies as to the S-3 registration statement. (e.g. This prospectus is also used in registration statement ____, as to that registration, .... )

Also, please confirm that this same prospectus is used in the S-3 registration statement, as there is disclosure earlier that as to GPA that the company delivers a different prospectus. We want to make sure that this not what you are talking about here.

Response: We confirm that the same prospectus is used in the S-3 registration statement. The “Additional Information – Incorporation of Certain Documents by Reference” section is revised and the following disclosure is added:

This prospectus is also part of a registration statement filed on Form S-3 (File No.333-210986), under which GPA interests of the contract are registered and the incorporation of certain documents by reference is required.

Prospectus – prior versions

Comment: Please confirm that information (examples, prior rate sheets, etc.) about prior versions will be in an appendix to the prospectus.

Response: Confirmed.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 612-7449.

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood

Assistant General Counsel and Assistant Secretary

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